SECURITIES AND EXCHANGE COMMISSION

Investment Company Act Release No. 32734; File No. 812-14607

Barings LLC, et al.

July 18, 2017

AGENCY: Securities and Exchange Commission ("Commission").

ACTION: Notice.

Notice of an application for an order under section 17(b) of the Investment Company Act of 1940 (the "Act") granting an exemption from section 17(a) of the Act, and under section 17(d) of the Act and rule 17d-1 thereunder permitting certain joint transactions.

Applicants: Barings LLC (the "Barings Adviser"), Barings Global Advisors Limited ("BGA"), certain investment companies or series of investment companies advised by the Barings Adviser (the "Barings Funds"), certain series of MassMutual Premier Funds, MassMutual Select Funds, MML Series Investment Fund, and MML Series Investment Fund II (the "MML Funds") advised by MML Investment Advisers, LLC (the "MML Adviser" and, together with the Barings Adviser and BGA, the "Advisers") (the MML Funds together with the Barings Funds, the "Funds"); and Jeffries LLC ("JEFLLC"), Jeffries International Limited ("JIL") and Jeffries Leveraged Credit Products, LLC ("JLCP" and, together with JEFLLC and JIL, the "Jeffries Trading Entities" and the Jeffries Trading Entities, together with the Advisers and the Funds, the "Applicants").

Summary of Application: As more fully described in the application, applicants seek an order to permit "Securities Transactions" consisting of: (1) primary and secondary market transactions in fixed-income securities executed on a principal basis between the Funds and the Jeffries Trading Entities; and (2) certain types of transactions in which the Jeffries Trading Entities and the Funds might each participate jointly or have a joint interest ("Joint Transactions"). The order would apply only under circumstances in which a Jeffries Trading Entity might be deemed an affiliated person of an affiliated person (a "second-tier affiliate") of a Fund solely as a result of the formation of Jeffries Finance LLC ("JFIN"), a joint venture of which each of Massachusetts Mutual Life Insurance Co. ("MassMutual"), the indirect parent company of each of the Advisers, and Jeffries Group LLC ("Jeffries"), the parent company of each of the Jeffries Trading Entities, own more than 25% of the outstanding voting securities, as that term is defined in Section 2(a)(42) of the Act.

Filing Dates: The application was filed on February 2, 2016, and subsequently amended on July 15, 2016, December 20, 2016 and May 12, 2017.

Hearing or Notification of Hearing: An order granting the application will be issued unless the Commission orders a hearing. Interested persons may request a hearing by writing to the Commission's Secretary and serving applicants with a copy of the request, personally or by mail. Hearing requests should be received by the Commission by 5:30 p.m. on August 14, 2017 and should be accompanied by proof of service on the applicants, in the form of an affidavit, or, for lawyers, a certificate of service. Pursuant to Rule 0-5 under the Act, hearing requests should state the nature of the writer's interest, any facts bearing upon the desirability of a hearing on the matter, the reason for the request, and the issues contested. Persons who wish to be notified of a hearing may request notification by writing to the Commission's Secretary.

ADDRESSES: Secretary, U.S. Securities and Exchange Commission, 100 F Street, NE, Washington, DC, 20549-1090. The Applicants: c/o Gregory D. Sheehan, Esq. and Brian D. McCabe, Esq., Ropes & Gray LLP, Prudential Tower, 800 Boylston Street, Boston, MA 02199, with copies to Christopher DeFrancis, Esq., Barings LLC, 1500 Main Street, Springfield, MA 01115 and Sheldon Francis, Esq., Barings LLC, 550 South Tyron Street, Suite 3300, Charlotte, NC 28202.

FOR FURTHER INFORMATION CONTACT: Kyle R. Ahlgren, Senior Counsel, at (202) 551-6857, or Aaron T. Gilbride, Acting Branch Chief, at (202) 551-6906 (Division of Investment Management, Chief Counsel's Office).

SUPPLEMENTARY INFORMATION: The following is a summary of the application. The complete application may be obtained via the Commission's website by searching for the file number, or an applicant using the Company name box, at http://www.sec.gov/search/search.htm or by calling (202) 551-8090.

Applicants' Representations:

1.   Each Fund is an open-end or closed-end management investment company registered under the Act and is organized as a business trust under the laws of Massachusetts, or as a series thereof. The Funds have a variety of investment objectives, but each may invest some or all of its assets in fixed-income securities.

2.   The Barings Adviser, a member of the MassMutual Financial Group, is an indirect wholly-owned subsidiary of MassMutual and is registered as an investment adviser under the Investment Advisers Act of 1940, as amended (the "Advisers Act"). The Barings Adviser acts as investment adviser to each of the Barings Funds and as an investment sub-

adviser to certain of the MML Funds. BGA serves as a sub-adviser with respect to certain of the

Barings Funds, subject to the supervision of the Barings Adviser.

3.   The MML Adviser, a member of the MassMutual Financial Group, is a direct

wholly-owned subsidiary of MassMutual and is registered as an investment adviser under the

Advisers Act. The MML Adviser acts as investment adviser to each of the MML Funds and

supervises 32 affiliated or unaffiliated sub-advisers (including the Barings Adviser) with respect

to certain MML Funds.

4.   Each Jeffries Trading Entity is a wholly-owned subsidiary of Jeffries. Jeffries is

an indirect, wholly-owned subsidiary of Leucadia National Corporation, a diversified holding

company. JEFLLC is a broker-dealer registered with the Commission pursuant to section 15 of

the Securities Exchange Act of 1934, as amended, and JIL is authorized and regulated by the UK

Financial Conduct Authority. Each of JEFLLC and JIL conducts a diversified, full service

securities business, including (but not limited to) as a dealer and underwriter for fixed-income

securities. JEFLLC is a primary dealer in U.S. government securities and JIL is a primary dealer

in government securities of Germany, the Netherlands, Portugal, Slovenia and the United

Kingdom. JLCP is a loan trading entity active in the loan trading market.

5.   JFIN, the MassMutual/Jeffries joint venture, structures, underwrites and

syndicates senior secured loans to corporate borrowers. JFIN also purchases syndicated loans in

the secondary market. JFIN operates separately from the "Jeffries Entities" (defined as Jeffries

or any other entity that is under common control with JFIN that is not controlled by or under

common control with MassMutual) and the "MassMutual Entities" (defined as MassMutual, the

Advisers, or any other MassMutual entity that is not JFIN). Jeffries has no interest in, and will

not control (within the meaning of Section 2(a)(9) of the Act) directly or indirectly, the

MassMutual Entities. MassMutual has no interest in, and will not control (within the meaning of Section 2(a)(9) of the Act) directly or indirectly the Jeffries Entities.

6. The Jeffries Trading Entities and the Advisers operate as separate, independent businesses. The Jeffries Trading Entities, on the one hand, and the Advisers, on the other, have separate ownership, and each has its own separate officers and employees, is separately capitalized and maintains its own separate books and records and physically separate offices. No director, officer, or employee of the Funds or the Advisers is or will be a director, officer or employee of the Jeffries Trading Entities. Officers and employees of each Adviser may not communicate confidential and non-public investment-related information outside of the Adviser, except in connection with a conflicts clearing process set up for that purpose. There is not, and will not be, any express or implied understanding between any Jeffries Trading Entity and any Adviser that an Adviser will cause a Fund to enter into Securities Transactions or give preference to the Jeffries Trading Entity in effecting such transactions between the Fund and the Jeffries Trading Entity. All decisions by the Funds to enter into portfolio transactions are determined solely by their respective Advisers in accordance with the investment objectives of the Fund.

7. As more fully described in the application, the Securities Transactions include: (i) the purchase of fixed-income securities by a Fund in underwritten offerings in which a Jeffries Trading Entity is a manager or member of the underwriting syndicate, and where a Fund purchases underwritten fixed-income securities from the Jeffries Trading Entity; (ii) the purchase by a Fund of fixed-income securities from, or the sale of fixed-income securities to, a Jeffries Trading Entity, in transactions in which the Jeffries Trading Entity is acting as a principal; and (iii) participation in certain specific arrangements or transactions that a Fund may participate in with a Jeffries Trading Entity (including tender option bond trust structures ("TOBs"), certain

asset-backed or mortgage-backed securitization structures, loan syndicates, and investments in the same company.

8. If the Jeffries Trading Entities were considered to be second-tier affiliates of the Funds, a Securities Transaction would potentially violate one or more of section 17(a) or section 17(d) of the Act and rule 17d-1 thereunder. Applicants assert that the inability of the Funds to execute Securities Transactions involving the Jeffries Trading Entities imposes a hardship on the Funds by prohibiting the Funds from engaging in Securities Transactions with a dealer or trader with a substantial market share in certain fixed income markets and by preventing the Funds from purchasing or selling securities that the Funds would have purchased or sold in transactions in which a Jeffries Trading Entity has some involvement.

Applicants' Legal Analysis:

1. Applicants request an order under section 6(c) and section 17(b) of the Act granting an exemption from section 17(a) of the Act and under section 17(d) of the Act and rule17d-1 thereunder permitting certain joint transactions. Section 6(c) of the Act, in relevant part, authorizes the Commission to exempt any person or transaction, or any class or classes of persons or transactions, from any provision or provisions of the Act, if and to the extent that such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provision of the Act. Section 17(b) of the Act authorizes the Commission to issue an exemptive order if the Commission finds that the terms of the proposed transaction are fair and reasonable and do not involve overreaching on the part of any persons concerned, and the proposed transaction is consistent with the policy of each registered investment company and the general purposes of the Act.

2.	Section 17(a) of the Act generally prohibits an affiliated person of a registered investment company, or an affiliated person of such a person, acting as principal, from selling to or purchasing from such registered company any security or other property and from borrowing money or other property from such investment company. Due to their second-tier affiliation, any Securities Transaction by the Funds involving Jeffries Trading Entities would be subject to section 17(a) of the Act where it constitutes a principal transaction between them. Applicants note that the primary purpose of section 17(a) is to prevent a person with the power to control an investment company from engaging in self-dealing to the detriment of the investment company's shareholders, and contend that when the person acting on behalf of an investment company has no direct or indirect pecuniary interest in a party to a principal transaction, then the abuse that section 17(a) is designed to prevent is not present. Applicants submit that no risk of self-dealing would present itself in any Securities Transaction because the Jeffries Trading Entities will have no influence over portfolio decisions by the Advisers, and the Advisers would receive no unfair pecuniary advantage from engaging in the Securities Transactions with the Jeffries Trading Entities.

3.	Section 17(d) of the Act and rule 17d-1 thereunder prohibit any affiliated person of or principal underwriter for a registered investment company or any second-tier affiliate, acting as principal, from effecting any transaction in connection with any joint enterprise or other joint arrangement or profit sharing plan in which the investment company participates, unless an application regarding the joint transaction has been filed with the Commission and granted by order. Rule 17d-1 provides that, in passing upon applications for such an order, the Commission will consider whether the participation of a registered investment company in a joint transaction is consistent with the provisions, policies and purposes of the Act and the extent to which such participation is on a basis different from or less advantageous than that of the other applicants.

Due to their second-tier affiliation, any Securities Transaction by the Funds involving Jeffries

Trading Entities would be subject to section 17(d) of the Act and rule 17d-1 thereunder where it

constitutes a joint transaction between them. Applicants note that section 17(d) and rule 17d-1

thereunder were intended to prohibit abuses arising from conflicts of interest where rather than

being on opposite sides of a transaction, an investment company and its affiliates share "some

element of combination" in a transaction. Applicants submit that in no event will the Jeffries

Trading Entities have the ability to influence the decisions of the Advisers on behalf of the

Funds, and that participation by the Funds in such transactions with the Jeffries Trading Entities

would be on a basis similar to the Jeffries Trading Entities, unless any difference is related to the

differing nature of their participation in the transaction.

4.   Applicants submit that the circumstances under which the Securities Transactions

would be conducted, including in particular the proposed conditions for the order (detailed

below) satisfy the statutory standards for relief. Applicants contend that the "structural"

conditions are intended to assure that the Advisers and the Funds continue to operate

independently of, and free of any undue influence by, Jeffries and the Jeffries Trading Entities,

while the "transactional" conditions are designed to assure that the terms of the individual

transactions are fair from the perspective of the Funds. Applicants further contend that: (i) the

Securities Transactions are reasonable and fair and do not involve the risk of overreaching due to

the independence of the Jeffries Trading Entities from the Advisers; (ii) the Fund's participation

in Joint Transactions will be on a basis no less advantageous than that of similarly situated

trading entities due to the complete separation of the Advisers from the Jeffries Trading Entities

and the inability of the Jeffries Trading Entities to influence the Advisers; (iii) the order would be appropriate in the public interest and consistent with the policies of the Funds, and that

prohibiting the Funds from engaging in Securities Transactions involving the Jeffries Trading

Entities would harm the interests of shareholders of the Funds by preventing the Adviser from

investing in a way which is most beneficial to the shareholders; and (iv) the Securities

Transactions are consistent with the purposes of the Act and the protection of investors, as

evidenced by the independence of the businesses of MassMutual and Jeffries and the adoption of

procedures designed to ensure that the terms of particular Securities Transactions involving the

Jeffries Trading Entities are fair and reasonable and do not involve overreaching.

Applicants' Conditions:

Applicants agree that the order granting the requested relief will be subject to the following

conditions:

Applicants' Structural Conditions:

1. Jeffries will control none of the Advisers or the Funds or any principal underwriter
   for the Funds, directly or indirectly, within the meaning of Section 2(a)(9) of the Act
   and Jeffries will not exercise, or attempt to exercise, control over any Fund. The
   order will remain in effect only so long as MassMutual, or such other entity no
   controlling, controlled by or under common control with Jeffries, primarily controls
   the Advisers.

2. The Jeffries Trading Entities will not directly or indirectly consult with MassMutual,
   the Advisers or any portfolio manager of the Advisers concerning securities
   purchases or sales or the selection of a broker or dealer for any Securities Transaction
   placed or to be placed on behalf of a Fund, or otherwise seek to influence the choice

of broker or dealer for any Securities Transaction by a Fund other than in the normal course of sales activities of the same nature that are being carried out during the same time period with respect to unaffiliated institutional clients of the Jeffries Trading Entity.

3. No officer, director or employee of JFIN will directly or indirectly seek to influence in any way the terms of any Securities Transaction covered by the order.

4. The Advisers and the Jeffries Trading Entities will operate as separate organizations, with separate capitalization, separate books and records, separate officers and employees, and physically separate offices. The Jeffries Trading Entities will adopt, and implement, policies and that prohibit the Jeffries Trading Entities from (i) linking any approval or action relating to JFIN to any action by any Fund or by any Adviser relating to any Fund or (ii) using the existence of JFIN as a basis for seeking to persuade any Fund or Adviser to engage in business with the Jeffries Trading Entity. The Funds have adopted policies designed to keep information about their holdings and transactions on a confidential basis, prior to any public disclosures, except in connection with the ordinary course of business as permitted by the portfolio holdings disclosure policies approved by the Funds' directors and involving communications of the same nature as are being made during the same period to unaffiliated trading partners of the Funds. Pursuant to these policies, the Advisers will designate information regarding investment advisory and portfolio execution matters relating to the Funds as information that may or may not be communicated between JFIN, on one had, and the Advisers, on the other hand, prior to any public disclosure.

5. The Jeffries Trading Entities will not adopt any compensation scheme any component of which is based on (i) a factor that treats the Funds differently than unaffiliated counterparties or (ii) the amount of business done by the Funds with the Jeffries Trading Entities, except to the extent such business might affect indirectly the profits or losses of the Jeffries Trading Entities.

6. The respective legal/compliance departments of the Advisers and the Jeffries Trading Entities will prepare guidelines for their respective personnel to make certain that Securities Transactions effected pursuant to the order comply with its conditions, and that the respective Advisers and Jeffries Trading Entities maintain an arms-length relationship. The respective compliance departments of the Advisers and Jeffries Trading Entities will monitor periodically the activities of the Advisers and Jeffries Trading Entities, respectively, to make certain that the conditions to the order are met.

Applicants' Transactional Conditions:

With respect to each Securities Transaction entered into or effected pursuant to the order:

1. Each Fund's Board, including a majority of its disinterested directors/trustees (the "Necessary Majority"), shall approve, and the Fund shall implement, procedures governing all transactions pursuant to the order and the Fund's Board shall no less frequently than quarterly review all such transactions and receive and review a report of those transactions. Such report, which will be prepared by the Fund's Adviser, and reviewed and approved by the Fund's Chief Compliance Officer, will indicate for each transaction that the conditions of the order have been satisfied, and will include a discussion of any significant changes in the volume, type or terms of transactions

11

between the relevant Fund and the relevant Jeffries Trading Entity, the reasons for these changes, and a determination that such changes are appropriate. In addition, annually and prior to entering into a Securities Transaction with a Jeffries Trading Entity that no Fund has previously traded with, the Board will consider (i) whether the level of Securities Transactions will Jeffries Trading Entities is appropriate and (ii) whether continued reliance on the order in any applicable category of fixed-income instruments is appropriate in light of the need of the Funds to have the Jeffries Trading Entities available as trading counterparties, as evidenced by, among other things, the aggregate market share of the Jeffries Trading Entities in each such category.

2. For each transaction, the Advisers will adhere to a "best execution" standard and will consider only the interests of the Funds and will not take into account the impact of a Fund's investment decision on the Jeffries Trading Entities or their affiliates. Before entering into any such transaction, the Adviser will determine that the transaction is consistent with the investment objectives and policies of the Fund and is in the best interests of the Fund and its shareholders.

3. Each Fund will (i) for so long as the order is relied upon, maintain and preserve in an easily accessible place a written copy of the procedures and conditions (and any modifications thereto) that are described herein, and (ii) maintain and preserve for a period of not less than six years form the end of the fiscal year in which any Securities Transaction in which the Fund's Adviser knows that both a Jeffries Trading Entity and the Fund directly or indirectly have an interest occurs, the first two years in an easily accessible place, a written record of each such transaction setting forth a

description of the security purchased or sold by the Fund, a description of the Jeffries Trading Entity's interest or role in the transaction, the terms of the transaction, and the information or materials upon which the determination was made that each such transaction was made in accordance with the procedures and conditions set forth in the application.

4. Except for Securities Transactions involving repurchase agreements and variable rate demand notes, before any secondary market principal transaction in fixed income securities is entered into between a Fund and a Jeffries Trading Entity, the Fund's Adviser will obtain a competitive quotation for the same securities (or in the case of securities for which quotations for the same securities are not available, a competitive quotation for securities with substantially identical maturities, credit risk and repayment terms (including floating or fixed-rate coupons, attached options, or any other provisions that affect the expected size or timing of the payments from the securities) as the securities to be purchases or sold) from at least two unaffiliated market counter-parties that are in a position to quote favorable market prices. For each such transaction, the Adviser will determine, based upon the quotations and such other relevant information (such as available transaction prices and any other information regarding the value of securities) as is reasonably available to the Adviser, that the price available from the Jeffries Trading Entity is at least as favorable as that available from other sources.

   a. With respect to each such transaction involving repurchase agreements, a Fund will enter into such agreements only where the Adviser has determined, based upon relevant information reasonably available to the Adviser, that the income to be earned from the repurchase agreement is at least equal to that

available from other sources. Before any repurchase agreements are entered

into pursuant to the exemption, the Fund or the Adviser must obtain

competitive quotations from at least two unaffiliated dealers with respect to

repurchase agreements comparable to the type of repurchase agreement

involved, except that if quotations are unavailable from two such dealers, only

one other competitive quotations is required.

b. With respect to each such transaction involving variable rate demand notes for

which dealer quotes are not ordinarily available, a Fund will only undertake

purchases and sales where the Adviser has determined, based on relevant

information reasonably available to the Adviser, that the income earned from

the variable rate demand note is at least equal to that of variable rate demand

notes of comparable quality that are available from other sources.

5. With respect to securities offered in a primary market underwritten transaction, a

Fund will undertake such purchase from a Jeffries Trading Entity only where the

Adviser has determined, based upon relevant information reasonably available to the

Adviser, that the securities were purchased at a price that is no more than the price

paid by each other purchaser of securities from the Jeffries Trading Entity or other

members of the underwriting syndicate in that offering or in any concurrent offering

of the securities, and on the same terms as such other purchasers (except in the case

of an offering conducted under the laws of a country other than the United States, for

any rights to purchase that are required by law to be granted to existing securities

holders of the issuer).

6. In the case of an arrangement regarding a tender option bond trust for which a Jeffries Trading Entity acts as a liquidity provider or remarketing agent and owns an interest (or may own an interest as a result of such capacity):

    a. (i) The Necessary Majority of the Fund's Board will adopt procedures designed to assure that it is in the best interests of the Fund to participate in any such arrangements. Such procedures will take into consideration, among other things, the terms of the arrangement, the nature of the respective interests in the trusts that may be held by the Jeffries Trading Entity and the Funds, and the circumstances under which the Jeffries Trading Entity may cause termination of the trust and the transfer of the underlying bonds back to the Fund; and (ii) where the Jeffries Trading Entity owns the residual interest and a Fund owns a floating rate interest: (1) the Fund must be eligible to participate in any discretionary tender on the same basis as any similarly situated holder of floating rate interests; (2) the Fund must participate in any mandatory tender on the same basis as each similarly situated holder; and (3) less than 50% of the floating rate interests must be owned by Funds (and other discretionary accounts) managed by the Fund's Adviser.

    b. Before any such arrangements are entered into pursuant to the exemption, where the Fund holds the residual interest, the Fund or the Adviser must obtain competitive quotations from at least two unaffiliated institutions with respect to fees charged by such institutions for acting as liquidity provider or remarketing agent, except that if quotations are unavailable from two such institutions, only one other competitive quotation is required. Any fees paid to the Jeffries Trading Entity as liquidity provider or remarketing agent will be no greater than the lowest of such quotations, unless the Board finds that such difference is justified by a corresponding difference in the nature of the services provided.

7. With respect to asset-backed securities or mortgage-backed securities that are newly issued by special purpose entities sponsored by a Jeffries Trading Entity (or an affiliate) under circumstances in which both the following are true: (i) the residual interest in the special purpose entity is owned directly or indirectly by the Jeffries Trading Entity (or an affiliate), and (ii) the Jeffries Trading Entity (or an affiliate) acts as the servicer of assets, purchases of such securities will be made by a Fund only where, based on relevant information that is reasonably available to the Adviser, the Adviser believes that, upon the close of the transaction, Funds (and other discretionary advisory accounts) managed by the Adviser will purchase less than 50% of the dollar amount of securities of each class acquired by the Fund in the aggregate, and the Fund participates in each such class on the same terms as other purchasers of that class.

8. With respect to a syndicated loan facility in which a Fund and a Jeffries Trading Entity participate in a manner that might otherwise be prohibited by section 17(d) of the Act and rule 17d-1 thereunder, (a) the participation by the Fund and the Jeffries Trading Entity will involve no coordination between the Fund and the Jeffries Trading Entity beyond that of a type the Jeffries Trading Entity engages in with other unaffiliated participants in such facility, (b) the terms of the Fund's participation in the facility (to the extent within the knowledge and control of the Jeffries Trading

16

Entity) will be on a basis no less advantageous than that of other similarly situated participants (*i.e.*, the Fund will receive the same priority, security, interest rate and fees as other participants in the same tranche or other portion of the loan in which the Fund is a participant), except to the extent such difference is related to services performed with respect to the facility or their role in the facility and (c) in the case of the primary syndication of a loan facility where the Jeffries Trading Entity is lead agent with primary responsibility for structuring, arranging or placing such facility, the Fund will participate in the facility only where, based on relevant information that is reasonably available to the Adviser, the Adviser believes that, upon conclusion of allocations to holders of record in the primary syndication of the facility, less than 50% of the participants will be held by Funds (and other discretionary advisory accounts) managed by the Adviser.

9. With respect to situations in which a Fund and a Jeffries Trading Entity (or an affiliate) have invested in the same company and that might otherwise be prohibited by section 17(d) of the Act and rule 17d-1 thereunder (other than a syndicated loan transaction, which is subject to Transactional Condition (8) above), (a) the Fund's and the Jeffries Trading Entity's (or affiliate's) investment will involve no coordination between the Jeffries Trading Entity (or an affiliate) and the Fund beyond that of a type the Jeffries Trading Entity (or an affiliate) engages in with other unaffiliated investors in such company and (b) the Fund will participate or invest in a type or class of securities (*e.g.*, equity securities) of the company only where, based on relevant information that is reasonably available to the Adviser, the Adviser believes that, upon the close of the investment transaction, less than 50% of the dollar amount of

the securities of such type or class will be owned by Funds (and other discretionary advisory accounts) managed by the Adviser.

For the Commission, by the Division of Investment Management, under delegated authority.

Eduardo A. Aleman
Assistant Secretary